UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE J.G. WENTWORTH COMPANY
 (Name of Issuer)

Class A common stock, par value $0.00001 per share
 (Title of Class of Securities)

46618D108
 (CUSIP Number)

November 10, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]            Rule 13d-1(b)

[ X ]            Rule 13d-1(c)

[     ]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

CUSIP No. 46618D108	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 46618D108	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
LOGEN ASSET MANAGEMENT GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 46618D108	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
NORMAN M. K. LOUIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 46618D108	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
STEVEN K. GENDAL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 46618D108	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
ANTHEM, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

The J.G. Wentworth Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 King of Prussia Road, Suite 501, Radnor, Pennsylvania, 19087

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Logen Asset Management LP (“Logen LP”);
ii)	Logen Asset Management GP LLC (“Logen GP”);
iii)	Mr. Norman M. K. Louie (“Mr. Louie”);
iv)	Mr. Steven K. Gendal (“Mr. Gendal”); and
v)	Anthem, Inc. (“Anthem”).

This Statement relates to the Shares (as defined herein) held for the account of Logen Asset Management Master Fund Ltd., a Cayman Islands exempted company ("Logen Fund"), and a separately managed account (the "Managed Account").  Logen LP serves as investment manager to each of the Logen Fund and the Managed Account.  Logen GP is the general partner of Logen LP.  Mr. Louie is a managing partner and the Chief Investment Officer of Logen LP and a member of Logen GP.  Mr. Gendal is a managing partner of Logen LP and a member of Logen GP.  Anthem is the sole owner of the Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Logen LP, Logen GP, Mr. Louie and Mr. Gendal is 599 Lexington Avenue, 38th Floor, New York, New York 10022.  The principal business address of Anthem is 120 Monument Circle, Indianapolis, Indiana, 46204-4903.

Item 2(c).	Citizenship:

i)	Logen LP is a Delaware limited partnership;
ii)	Logen GP is a Delaware limited liability company;
iii)	Mr. Louie is a United States citizen;
iv)	Mr. Gendal is United States citizen; and
iv)	Anthem is an Indiana corporation.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.00001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

46618D108

Page 8 of 12 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 13, 2017, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of November 13, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 0.0% of Shares outstanding.

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 9 of 12 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Member

Norman M. K. Louie

/s/ Norman M. K. Louie

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Vice President, Legal & Corporate Secretary

November 14 2017

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of The J.G. Wentworth Company dated as of November 14, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Logen Asset Management LP

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Managing Partner

Logen Asset Management GP LLC

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal
Title: Member

Norman M. K. Louie

/s/ Norman M. K. Louie

Steven K. Gendal

/s/ Steven K. Gendal

Anthem, Inc.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Vice President, Legal & Corporate Secretary

November 14 2017